December 20, 2005

BY EDGAR AND HAND DELIVERY

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

  Re:
  Liquidity Services, Inc.
  Registration Statement on Form S-1
  Filed November 14, 2005
  File No. 333-129656

Dear Mr. McTiernan:

        On behalf of Liquidity Services, Inc. (the "Company"), we are forwarding for filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Company's Registration Statement on Form S-1 (SEC Registration No. 333-129656). Amendment No. 1 reflects changes made in response to the staff's letter of comment dated December 12, 2005 (the "Comment Letter"), as well as certain updates. A copy of Amendment No. 1, which is marked to show all changes from the initial filing made with the Commission on November 14, 2005, will be hand delivered to the staff.

        The Company's responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the enclosed, marked version of Amendment No. 1. Capitalized terms used but not defined in this letter have the definitions set forth in Amendment No. 1.

General

        1.     Please provide us support for comparative factual assertions and for management's belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, "We are the leading online auction marketplace for wholesale, surplus and salvage assets" on page 1. In addition, revise the filing to disclose the basis for your characterization of "leading". For example, are you the leader based on revenues, products offered, or some other measure?

        The Company acknowledges the staff's comment, but the Company has thoroughly reviewed the prospectus and does not believe it refers to itself as "the" leading online auction marketplace for wholesale, surplus and salvage assets anywhere in the prospectus. The Company is aware of the staff's sensitivities regarding such statements and attempted to avoid referring to itself as "the leading" company in the industry. The Company respectfully requests that the staff notify the Company if the staff is aware of such a statement.

        However, the Company does believe it is "a" leading online auction marketplace for such assets. The Company is not aware of any other company, either within or outside of the United States, whose primary business is to provide an online auction marketplace for wholesale, surplus and salvage assets for professional buyers such as online and offline retailers, convenience and discount stores and value-added resellers (refurbishers and scrap recyclers, import and export firms and small businesses).

        The Company is aware that other e-commerce providers (such as Amazon.com, GSI Commerce and Overstock.com) or auction websites (such as eBay, Yahoo! Auctions and uBid) provide online services for auctioning or liquidating assets. In addition, government agencies have created their own websites to sell their own wholesale, surplus and salvage assets and those of third parties. However, other e-commerce providers offer solutions that are ideally suited to selling goods, in new or like new condition in individual units or small lot sizes. Their retail or "shopping mall" approach and lower transaction sizes cater to merchandise that is more likely to sell to a broad audience of consumer shoppers within their respective websites without the need for extensive due diligence and value-added services. Also, the Company is different from other online auction websites on which sellers post information and deal directly with the buyer to complete a sale. The Company manages each step of the transaction for its buyers and sellers, including providing pre-sale services (such as receiving and lotting merchandise and implementing marketing strategies) and post-sale services (such as payment collection, settlement and reporting). Further, government agencies are likely to offer a narrower range of merchandise and services than those of our marketplaces.

        To the extent that these companies provide merchandise and value-added services similar to those provided by the Company, they do not disclose their revenues, earnings, market share or other measure with respect to those specific merchandise and services. Therefore, it is not practicable for the Company to compare its position against such other companies. For the reasons stated above, the Company considers itself as "a" leading online auction marketplace for wholesale, surplus and salvage assets but does not refer to itself as "the" leading online auction marketplace.

        2.     Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, we note that you cite D.F. Blumberg Associates, Inc. and International Data Corporation.

        Concurrent with the delivery of this letter, the Company is supplementally providing the staff with copies of the requested materials, marked and cross-referenced to the applicable data and other information included in the prospectus. Please refer to Exhibit A attached hereto.

        3.     Please provide us with copies of any graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

        The Company has included graphics in Amendment No. 1, and concurrent with the delivery of this letter, the Company is supplementally providing the staff with graphics. Please refer to Exhibit B attached hereto.

        4.     Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

        The Company acknowledges the staff's comment. The Company will monitor and comply with the requirements of Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

        5.     Please balance this disclosure with a summary of the most significant risks associated with your company and this offering.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure under the caption "Risks Associated with our Business" on page 4 of Amendment No. 1.

        6.     Please revise to state the percentage of revenues you receive from each of your segments.

        The Company hereby supplementally advises the staff that it does not track and report revenues based on operating segments, and, therefore, did not revise the disclosure to include the percentage of revenue from operating segments.

        The Company also supplementally advises the staff that it has considered whether it has more than one reportable business segment in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information, and concluded that the Company operates in a single segment—that of selling wholesale, surplus and salvage assets to buyers.

Risk Factors, Page 11

        7.     Please avoid using generic conclusions such as "materially adversely affected" and "negatively affected" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on pages 11 – 25 of Amendment No. 1.

        8.     Please include a risk factor that discusses your inventory risk and credit risk under the profit sharing revenue model.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 16 of Amendment No. 1.

We depend on contracts with..., page 11

        9.     Please disclose whether you have ever failed to satisfy the performance benchmarks since the contract was executed.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 11 of Amendment No. 1.

If we fail to manage our growth effectively, our operating results..., page 12

        10.   Please revise to specifically explain how your growth "places a significant strain on our management systems and resources."

        The Company acknowledges the staff's comment and has deleted this sentence. Please see the revised disclosure on page 13 of Amendment No. 1.

Because we have a limited operating history in a rapidly evolving industry..., page 13

        11.   We note that you have presented different risks in this risk factor, including the risk of a limited operating history and risks that are frequently encountered by early stage companies in a rapidly evolving industry. Please consider separating these two risks. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 13 of Amendment No. 1.

If we do not respond to rapid technology changes or upgrade our systems..., page 14

        12.   We note your statement that the expansion and improvement of your systems and infrastructure require you to commit substantial financial, operational and technical resources. Please revise to quantify the amount of financial resources that is required to expand and improve your systems and infrastructure.

        In response to the staff's request, we have revised this disclosure to state that the Company may be required to commit substantial financial, operational and technical resources. Please see the revised disclosure on page 14 of Amendment No. 1. The Company also supplementally advises the staff that it does not have information on the timing or the amount of financial resources required to expand and improve its systems and infrastructure. The determination of the amount to be expended for expansion and improvement of the Company's systems and infrastructure depends on many factors, some of which are out of the Company's control, including the rate of technological development and costs related to the acquisition of technology and equipment.

A significant interruption in the operations of our customers service system..., page 15

        13.   Please tell us whether you have any reason to believe that your DoD warehouse distribution center may be re-configured or reduced as a results of DoD's Base Relocation and Closure initiatives.

        The Company hereby supplementally advises the staff that it has not received and is not aware of any information on whether or when the DoD would re-configure or reduce the Company's DoD warehouse distribution center as a result of DoD's Base Relocation and Closure initiatives. However, the Company is aware that the DoD is in the process of finalizing the details of its proposed new footprint, which may require the reduction or re-configuration of the Company's DoD warehouse distribution center.

Our inability to use software licensed..., page 16

        14.   Please revise to further explain this risk. Specifically identify the open software you use for no charge and identify the purpose of the software.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 17 of Amendment No. 1.

Unfavorable government audit results could force us to adjust previously reported operating results..., page 17

        15.   Please revise to disclose whether you have been subject to an unfavorable government audit.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 18 of Amendment No. 1.

Our international operations subject us to additional risks and challenges..., page 18

        16.   Please quantify the percentage of your revenues that are derived from your foreign operations.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 18 of Amendment No. 1.

Fraudulent activities involving our website and disputes..., page 21

        17.   Your current disclosure does not provide enough facts to convey the risk. Please revise to make your disclosure relating to this risk factor more specific. For example, specifically describe the "fraudulent and unlawful activities" you reference in the second sentence under this heading.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 21 of Amendment No. 1.

Purchasers in this offering will experience immediate and substantial dilution..., page 23

        18.   Please revise to quantify the amount investors will be diluted assuming the exercise of the outstanding options and warrants.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 23 of Amendment No. 1.

We do not expect to pay any dividends on our common stock for the foreseeable future, page 24

        19.   Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.

        The Company hereby acknowledges the staff's comment and has deleted this risk factor.

Use of Proceeds, page 27

        20.   You indicate that a portion of the proceeds may be used for possible future acquisitions that are related to your business. Please further describe the nature of the businesses sought. See Instruction 6 to Item 504 of Regulation S-K.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 27 of Amendment No. 1.

        21.   We note that you will use a portion of the proceeds from this offering for debt repayment. Please revise your disclosure to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 27 of Amendment No. 1.

Capitalization, page 28

        22.   Please remove cash and cash equivalents from your capitalization table.

        The Company hereby acknowledges the staff's comment. However, the Company hereby supplementally advises the staff that it believes inclusion of cash is useful to investors in understanding the capitalization of the Company. Therefore, in response to the staff's comments, the Company has changed the title of this section to "Cash and Capitalization." Please see the revised disclosure on page 28 of Amendment No. 1.

Selected Consolidated Financial Data, page 31

        23.   Reference is made to your disclosure of gross merchandise value as supplemental operating data. As noted in EITF 99-19, voluntary disclosure of gross transaction volume is permissible, provided that the amounts are not characterized as revenues or sales. Currently your description of this metric indicates it is a measure of total sales value and its relation to revenue recognized in your financial statements. This is more akin to a non-GAAP measure versus an operating measure under FR-65. Accordingly if you are using gross merchandise value as an operating metric of your gross merchandise volume, you should revise accordingly to clarify.

        The Company hereby supplementally advises the staff that it uses gross merchandise value as an operating metric for its gross merchandise volume. In that regard, the Company has revised the disclosure to respond to the staff's comment by removing the term "gross merchandise value" and replacing it with "gross merchandise volume." Please see the revised disclosure throughout Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

        24.   We note your plan to do a number of things. For example, you state in the last paragraph on page 12 that you "plan to expand our operations by developing new or complementary services, products, or trading formats and enhancing the breadth and depth of our value added services." Further, we note the discussion of your growth strategies beginning on page 3. Please revise to disclose the estimated timing of these events, an estimate of the cost for each activity and how you plan to finance these activities.

        The Company hereby supplementally advises the staff that, although the Company plans to expand its operations by engaging in these activities, the Company has not determined the timing, costs or financing of these activities. The determination of the timing, costs and financing of these activities depends on many factors, some of which are out of the Company's control, including the rate of technological development, number and composition of the Company's buyers and sellers, volume of inventory and demand for additional value-added services.

Overview, page 35

        25.   We note that you use two primary transaction models. Please revise to indicate the percentage of total revenues that is derived from each model. In this regard, we note your disclosure on page F-10. Further, revise to quantify all commissions. For example, please provide the range of commissions you pay to sellers based on a consignment transaction model. Finally, please disclose the percentage of total revenues that is derived from buyer commissions.

        The Company acknowledges the staff's comment; however, the Company hereby supplementally advises the staff that it believes the percentage of revenue derived from each pricing model or from buyer premiums is not helpful to investors in understanding the business of the Company. In that regard, the Company's management does not believe these are measures indicative of the Company's performance or profitability and, therefore, does not track or use them in its analysis of the Company's operating results. Further, the Company is generally neutral as to which pricing model is chosen by its customers. Therefore, the Company believes that disclosure of these types of revenue percentages would be neither appropriate nor helpful, and could lead investors to believe that these amounts are important metrics by which the performance of the business is measured by management or should be measured by investors. The Company also supplementally advises the staff that revenue recognized on sales accounted for on a net basis under EITF 99-19 was less than 6% of total revenues in fiscal years 2005, 2004 and 2003.

        In addition, the Company hereby supplementally advises the staff that the Company negotiates commissions to be paid by sellers in consignment transactions on a transaction by transaction basis. Therefore, providing a range of commissions paid to the Company from such transactions would not be helpful and may even be misleading to investors. Furthermore, disclosing such information would cause the Company commercial harm. The Company's commissions may vary considerably from one transaction to another based on factors such as volume, type and quality of goods and other business terms that the Company considers appropriate in each transaction. However, if the Company discloses a range of commissions, our existing and potential customers may wish to enter into lower commission arrangements even though such arrangements may be inappropriate for their transactions.

        26.   Please disclose how the purchase price is determined in the profit sharing model. In particular, please briefly describe the extent of the discount, if any, from estimated fair market value. Please provide similar disclosures in the Business section on page 67.

        The Company hereby advises the staff that the information requested in this comment is described below in response to comment #50 of this letter. In addition, the Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 67 of Amendment No. 1.

        27.   Please expand your overview to discuss industry-wide trends that management considers important to the success of your business. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 36 of Amendment No. 1.

Our Seller Agreements, page 36

        28.   Please clarify whether the percentage of revenue figures provided for the surplus contract include buyer commissions paid in these transactions.

        The Company hereby supplementally advises the staff that the percentage of revenue figures provided for the surplus contract include buyer premiums paid in these transactions. In that regard, the

Company has revised the disclosure to respond to the staff's comment. The Company has also replaced the term "buyer commission" with "buyer premiums" throughout Amendment No. 1. Please see the revised disclosure on page 36 of Amendment No. 1.

        29.   Please revise to disclose that you were required to pay DRMS $5,693,613 for the right to manage the operations and remarket scrap material in connection with the Scrap Contract. In this regard, we note your disclosure on page F-14.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 37 of Amendment No. 1.

Total Registered Buyers, page 38

        30.   Please briefly describe how a person becomes a registered buyer.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 38 of Amendment No. 1.

Non-GAAP Financial Measures, page 6, page 31, page 38

        31.   We note your presentation of adjusted net income. Please advise us how you considered Item 10(e) of Regulation S-K, which states that non-GAAP measures should not use titles that are confusingly similar to GAAP financial measures.

        The Company hereby supplementally advises the staff that adjusted net income, as used in the prospectus, refers to net income adjusted solely to eliminate the impact of the SurplusBid.com acquisition payment. The Company believes it would be confusing and misleading to use a term that does not include the words "net income" because only a single adjustment has been made to that measure. In addition, in each case "adjusted net income" is presented in the prospectus, it is either in the MD&A, which contains detailed information on the adjustment to net income, or is accompanied by a detailed footnote describing the adjustment. Therefore, the Company believes that the investor will be able to distinguish easily "adjusted net income" from "net income" as presented in accordance with GAAP.

        32.   In your description of why EBITDA and adjusted EBITDA are useful measures to investors, you emphasize the non-cash impact of these adjustments. To the extent you are also using EBITDA and adjusted EBITDA as a measure of your liquidity you should clarify this and include presentation of the three major categories of the statement of cash flows. Further, clarify why compensation expense is not related to the core operating performance of your business. We are unclear of the basis for an adjustment solely on the form of consideration.

        The Company hereby supplementally advises the staff that the Company does not present EBITDA and adjusted EBITDA as a measure of its liquidity but rather as a measure of operating performance as disclosed on page 40 of Amendment No. 1.

        The Company acknowledges the staff's comment and has revised the disclosure on page 40 of Amendment No. 1 to make clear that the stock compensation expense adjustment to adjusted EBITDA reflects adjustments resulting solely from the July 2001 modification to the stock options referred to therein. When reviewing the Company's operating results, management makes this adjustment because the expense results from a one-time event that requires the Company to account for the modified stock options from the date of modification using variable accounting, while the Company doesn't apply variable accounting or the fair value method to new stock option awards granted during the same time period.

Stock-Based Compensation, page 43

        33.   For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, tell us what consideration was given to disclosing in the notes to the financial statements the following:

  •
  For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

  •
  Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

  •
  Indicate whether or not the valuation was performed by an unrelated third party.

        The Company hereby supplementally advises the staff that it gave consideration to the AICPA guidance 2004 AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued As Compensation. The Company did not believe the recommended disclosures would be significant to investors. However, the Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 43 and under the caption "Stock Option Activity" on page F-23 of Amendment No. 1.

        The Company also supplementally advises the staff that, due to the lack of an active public market for the Company's common stock, members of the Compensation Committee (the "Compensation Committee") of the Company's board of directors (the "Board"), after consultation with management, determined the fair value of common stock underlying the options granted contemporaneously with each grant date noted below. The Company did not retain an independent external valuation expert specifically to determine the fair value of the Company's stock at the grant dates below. The determinations of fair value were primarily based on a market approach, including a consummated transaction that was negotiated with a third party, and based on an income approach using our estimates of future income and cash flows.

        The number of options granted, the exercise price and the fair value of the common stock at each grant date is disclosed in the table below.

Option Grant Date	Number of Shares Granted	Exercise Price	Fair Value
February 2005	354,000	$2.00	$2.00
June 2005	435,250	$3.00	$3.00
August 2005	79,500	$5.00	$5.00
October 2005	83,500	$7.00	$7.00

        Equity awards February 2005:    In February 2005, the Compensation Committee determined the fair value of the Company's common stock to be $2.00 per share. This determination was based on, among other factors, the following:

  1.
  The Compensation Committee determined there had been a change in the value of the Company's common shares based on the closing of a financing round with a third party institutional investor in September 2004.

  •
  The investor's purchase price was $6.13 per share for a new class of Series C preferred stock based on a $20 million investment.

  •
  The Series C preferred stock has a "participating" liquidation preference of up to 3.0 times the initial investment, which was senior to the liquidation preference of then outstanding shares of other preferred stock and common stock.

    •
    The Series C preferred stock also has rights and privileges superior to those of common stock, such as class voting rights, Board representation, required approval of changes to the Company's charter, consent to incurring incremental indebtedness, consent to changes in nature of the Company's business, inspection rights, pre-emptive rights, rights of refusal on purchase of offered shares and registration rights.

  2.
  The Compensation Committee received an analysis using a sales transaction valuation methodology to derive a value per share for the Company's common stock equal to $2.00, based on a ten times multiple of trailing EBITDA. Of the various methodologies available for valuation, the Compensation Committee considered the sales transaction valuation approach to be the most relevant as the Company was privately held and did not have any directly comparable public companies.

  3.
  The Compensation Committee also considered a number of other factors in assessing the value of the Company's common stock, including:

  •
  level of customer concentration;

  •
  lack of operating history or profitability with new products and new customer contracts;

  •
  the availability of working capital and liquidity; and

  •
  development of the management organization (the Compensation Committee also considered that certain key members of the Company's management team were yet to be appointed or only recently appointed, i.e., the Chief Financial Officer, General Counsel, Vice President of Operations, and Director of Human Resources).

        Equity awards June 2005:    In June 2005, the Compensation Committee determined the fair value of the Company's common stock to be $3.00 per share, a 50% increase over the previous valuation of $2.00. This determination was based on many of the same factors discussed above. However, the Compensation Committee believed there had been an appreciation in the value of the common stock based on the award on June 9, 2005 of a new seven-year contract (with three one-year renewal options) from the Defense Reutilization and Marketing Services for the sale of scrap assets of the United States Department of Defense (the "Scrap Contract"). This determination was supported by a discounted cash flow analysis of the Scrap Contract.

        Equity awards August 2005:    In August 2005, the Compensation Committee determined the fair value of the Company's common stock to be $5.00 per share, a 67% increase over the previous valuation of $3.00. This determination was based on many of the same factors discussed above. However, the Compensation Committee believed there had been an appreciation in the value of common stock because it believed that the potential for increased value in common stock existed as the Board decided to explore the possibility of an initial public offering of the Company common stock.

        Equity awards October 2005:    In October 2005, the Compensation Committee determined the fair value of the Company's common stock to be $7.00 per share, a 40% increase over the previous valuation of $5.00. This determination was based on many of the same factors discussed above. However, the Compensation Committee believed there had been an appreciation in the value of common stock based on the following factors:

    •
    The Company's profitability and operating metrics showed improvement from the prior valuation period. For example, the Company's revenue and EBITDA during the month of October 2005 experienced annual growth of 47% and 138%, respectively, compared to the month of October 2004.

    •
    The Compensation Committee believed that the potential for increased value in common stock existed as the Company engaged four nationally-recognized investment banks to manage the initial public offering of the Company's common stock and prepared to file an initial registration statement on Form S-1 with the Commission.

Liquidity and Capital Resources, page 51

        34.   We note that you generate substantially revenues from the "profit sharing model" which requires that you purchase inventory from your sellers. Please revise to quantify the demands on your cash flows created by these purchases and discuss how you have historically sourced these funds.

        The Company hereby supplementally advises the staff that it has historically purchased inventory using funds generated from operating cash flow and has not needed to engage in external transactions to finance such purchases. The Company further advises the staff that the value of its inventory is disclosed on the Consolidated Balance Sheets on page F-3 under "Inventory" and is included as part of "Cost of goods sold (excluding amortization)" on the Consolidated Statements of Operations on page F-4. In addition, the Company hereby advises the staff that it discloses on page 51 of Amendment No. 1 that working capital (which includes inventory purchases) is funded primarily through cash generated from operations. Therefore, the Company respectfully submits to the staff that additional disclosure would not be helpful to investors.

Changes in Cash Flows: 2005 Compared to 2004, page 52

        35.   Reference is made to your discussion of the $20.2 million dividend. It does not appear that all amounts represent a portion of the Company's profit. If the amounts disclosed represent distributions, that is, payments from cash flow, please revise your disclosures as appropriate to characterize the amounts as such or advise us. Also, please include disclosure of the amounts percentage representing a return of capital as appropriate.

        The Company hereby supplementally advises the staff that in December 2004, it used all of the proceeds from the Series C preferred stock financing transaction to pay a special dividend to all holders of the Company's capital stock. The Company did not use operating cash flow to fund the payment of this dividend. The Company has also revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 52 of Amendment No. 1.

Preferred Stock Financings, page 54

        36.   Please tell us the mechanics by which the Series C Preferred Stock will be converted. Please provide an analysis as to why the issuance of common shares should not be integrated with the public offering.

        The Company hereby acknowledges the staff's comment. When convertible securities are immediately convertible by the holder, the offering of the convertible security includes the offering of the underlying security. See Section 2(a)(3), Securities Act of 1933, as amended (the "Securities Act"); Securities and Exchange Commission Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Interpretation No. A.69 (1997). Moreover, the offering of the convertible security includes the offering of the underlying security if the issuer may choose to convert the security. Id.

        The Company hereby supplementally advises the staff that, under the terms of the Company's Third Restated Certificate of Incorporation (the "Charter"), the Company's 3,262,643 outstanding shares of Series C preferred stock (the "Preferred Shares") may be converted at any time at the option of the holder, may be converted by the Company upon the occurrence of specified events and will automatically be converted upon the completion of the proposed offering provided that the aggregate proceeds to the Company from this offering are at least $40,000,000 and the per share offering price is equal to or greater than 1.5 times the lesser of the Series C Original Purchase Price or the Series C

Conversion Price as defined therein. The Company believes that this offering will meet the requirements set forth in the Charter. For the reasons stated above, the shares of common stock into which the Preferred Shares may be converted (the "Conversion Shares") were offered concurrently with the Preferred Shares.

        Rule 502(a) of Regulation D promulgated under the Securities Act provides that an offering made under Regulation D shall not be integrated with an offer or sale made six months after the completion of the Regulation D offering. The Company offered and sold its Preferred Shares and Conversion Shares pursuant to the exemption from registration provided under Regulation D. The offering of Preferred Shares and Conversion Shares was completed in September 2004. Accordingly, the offering of the Conversion Shares should not be integrated with the current offering.

Business, page 56

        37.   Please disclose whether you are able to sell each item in your inventory through the auction process. If not, please explain how you dispose of the inventory. In this regard, we note that the "profit sharing model" requires that you purchase inventory from your suppliers and attempt to resell the inventory.

        The Company has revised the disclosure in the "Risk Factors" section to respond to the staff's comment. Please see the revised disclosure on page 16 of Amendment No. 1.

        38.   You state that you plan to expand your international sales and operations. Please revise your disclosure to note the locations where you plan to expand.

        The Company hereby supplementally advises the staff that the Company intends to further expand its operations in Europe through its existing facilities in the United Kingdom. However, the Company has not definitively identified any other international markets or the timing for entering such markets. In this regard, the Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 61 of Amendment No. 1.

        39.   Please quantify the amount spent on company sponsored research and development activities and the amount spent on customer sponsored research activities relating to the development of new products or services. See Item 101(c)(1)(xi) of Regulation S-K.

        The Company hereby supplementally advises the staff that the Company's business does not rely on research and development to grow or maintain its operations or revenue. Therefore, the Company has not engaged in any company or customer sponsored research and development activities.

Our Solution, page 58

        40.   Please revise to define "professional buyer." In this regard, we note that you have over 386,000 registered professional buyers.

        The Company hereby acknowledges the staff's comment and advises the staff that the definition of a professional buyer is provided on page 57 of Amendment No. 1. The Company has also revised its disclosure to remove the word "professional" in reference to its 386,000 registered buyers because not every registered buyer is necessarily a professional buyer as defined on page 57. Please see the revised disclosure on page 58 of Amendment No. 1.

Competition, page 66

        41.   Please revise your disclosure to estimate your competitive position in the industry.

        As discussed in response to comment #1 of this letter, the Company hereby supplementally advises the staff that it is not aware of any other company, either within or outside of the United States, whose primary business is to provide an online auction marketplace for wholesale, surplus and salvage assets for professional buyers such as online and offline retailers, convenience and discount stores and value-added resellers (refurbishers and scrap recyclers, import and export firms and small businesses). However, the Company is aware that other e-commerce providers (such as Amazon.com, GSI Commerce and Overstock.com) or auction websites (such as eBay, Yahoo! Auctions and uBid) provide online services for auctioning or liquidating assets. In addition, government agencies have created their own websites to sell their own wholesale, surplus and salvage assets and those of third parties.

        The Company is not able to estimate its competitive position with respect to other e-commerce providers or auction websites because it does not have quantitative data to provide a meaningful and reliable analysis of its competitive position. The Company's competitors provide services that are different from those of the company. Other e-commerce providers offer solutions that are ideally suited to selling goods, in new or like new condition in individual units or small lot sizes, catering to a broad audience of consumer shoppers. Other online auction websites provide a forum for sellers to post information and deal directly with the buyer to complete a sale. The Company, however, manages each step of the transaction for its buyers and sellers, including providing pre-sale services (such as receiving and lotting merchandise and implementing marketing strategies) and post-sale services (such as payment collection, settlement and reporting). Further, government agencies are likely to offer a narrower range of merchandise and services than those of our marketplaces. To the extent that other e-commerce providers, auction websites and government agencies provide merchandise and value-added services similar to those provided by the Company, they do not disclose their revenue, earnings, market share or other measure with respect to only those specific merchandise or services. Therefore, it is not practicable for the Company to estimate its competitive position quantitatively.

Our contracts with the United States Department of Defense, page 67

        42.   Please revise to further explain your statement that the "contracts also require us to export compliance and other regulatory requirements in connection with sales." Explain the nature of the regulations and your procedures for complying with those regulations. Further, disclose here and in your risk factor section any potential liability associated with sales to prohibited persons.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 67 of Amendment No. 1.

Board of Directors, page 72

        43.   Please identify your "independent directors."

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 73 of Amendment No. 1.

Employment Agreement, page 77

        44.   Please revise to disclose the termination date of your employment agreement with Mr. Rallo.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 78 of Amendment No. 1.

Relationships and Related Transactions, page 82

        45.   Please disclose the payment of the special dividend to existing shareholders, or advise us why you do not believe this is appropriate.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 83 of Amendment No. 1.

Principal Shareholders and Selling Stockholders, page 83

        46.   Please revise to discuss how the securities were acquired by the selling shareholder.

        The Company acknowledges the staff's comment and will disclose how the selling stockholders acquired their shares in a subsequent pre-effective amendment.

Sales Eligible for Future Sales, page 89

Lock-Up Agreements, page 90

        47.   Please revise your disclosure to quantify the number of shares subject to the lock-up agreement.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 91 of Amendment No. 1.

Consolidated Balance Sheets, page F-3

        48.   You have presented costs of goods sold excluding amortization. Please clarify the nature of the amortization being excluded and the amounts that relate to the cost of goods sold.

        The Company hereby supplementally advises the staff that the amortization being excluded from cost of goods sold relates to the $5.7 million contract award payment made to the United States Department of Defense in connection with the Scrap Contract. This contractual payment is being amortized over the seven-year base term of the Scrap Contract on a straight line basis. The Company discloses this amount on the Consolidated Statements of Operations under a separate line "Amortization of contract intangibles" on page F-4 of Amendment No. 1. The Company also discloses this information in Note 4 on page F-14 of Amendment No. 1.

        Additionally, as a result of the review undertaken by the Company in response to the staff's comment, the Company reclassified certain expenses for freight from technology and operations expense to cost of goods sold and certain marketing expenses previously reported in cost of goods sold to sales and marketing. The Company has disclosed this reclassification on page F-8 of Amendment No. 1.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition

        49.   Given the relationship with your suppliers and the significant distributions made to them under the profit-sharing arrangements, please provide to us a more detailed analysis of the other indicators in EITF 99-19 that were considered in determining you are not an agent on behalf of your suppliers. Clarify how you evaluated your limitations in establishing price, supplier selection, etc.

        The Company hereby supplementally advises the staff that the information requested in this comment is described in response to comment #50 of this letter.

        50.   Reference is also made to your disclosure within Costs of Goods Sold where you state that you acquire the majority of your inventory at a fixed percentage of the original acquisition cost. Based on the minimal amount recorded in cost of goods sold relative to the amount recognized as revenue, it appears your arrangement to purchase the inventory at a fixed percentage may mitigate the company's inventory risk level. While inventory risk is generally a strong indicator of gross reporting under EITF 99-19, evaluation of this indicator should include arrangements between the company and the supplier that may reduce your risk level and therefore would possibly make this indicator less persuasive. Please tell us the significance of the discount received when purchasing inventory based on this fixed percentage, and how you considered this as a possible mitigating factor in evaluating the persuasiveness of this indicator.

        The Company hereby supplementally advises the staff that it has evaluated its revenue recognition policy related to sales under profit-sharing arrangements and determined it is appropriate to account for these sales on a gross basis using the criteria outlined in EITF Issue 99-19. The Company has considered various factors, including inventory risk and the determination of the primary obligor in these transactions. The Company considered the following facts and circumstances as the most relevant in evaluating its position of reporting gross billings as revenue under the profit-sharing model:

  1.
  The Company is the primary obligor in the arrangement.

  •
  The Company is the seller in substance and in appearance to the buyer; the buyer contacts the Company if there is a problem with the purchase. Only the Company and the buyer are parties to the sales contract and the buyer has no recourse to the supplier. If the buyer has a problem, he or she looks to the Company, not the supplier.

  •
  The property is sold "as is" and considered accepted when purchased by the buyer. Although this serves to reduce the number of customer disputes, the Company remains the party with which the buyer resolves any disputes.

  •
  The buyer does not and cannot look to the supplier for fulfillment or for product acceptability concerns.

  2.
  The Company has general inventory risk.

  •
  The Company takes title to the inventory upon paying the amount set forth in the contract with the supplier. Such amount is a percentage of the supplier's original acquisition cost and varies depending on the type of the inventory purchased.

  •
  The Company is at risk of loss for all amounts paid to the supplier in the event the property is damaged or otherwise becomes unsaleable. As payments made for inventory are excluded from the calculation for the profit-sharing distribution, the Company effectively bears inventory risk for the full amount paid to acquire the property (i.e., there is no sharing of inventory risk).

  •
  While, in total, the Company sells inventory acquired for more than its acquisition cost, any individual item could be sold for less than its acquisition cost. We are required to purchase all surplus goods under contracts with the government, no matter how saleable, and we experience situations in a number of inventory purchases each month where we cannot sell the inventory or we are unable to sell the inventory for a profit. We believe that this constitutes inventory risk. Additionally, the Company's ability to earn high margins is attributable, at least in part, to (i) its expertise in inventory management (ii) its efficiencies in selling its product in innovative marketplaces and (iii) its ability to purchase inventory in large quantities.

  3.
  The Company has latitude in establishing price.

  •
  The Company sells items through an auction minimum bid or "sealed bid." The supplier has no role in setting prices for the products that the Company sells. Additionally, the Company, at its sole discretion, could elect to sell the inventory via other mediums.

  4.
  The amount the Company earns is not fixed.

  •
  The Company's profit-sharing model results in a distribution of the net income or profit from the sale of surplus goods, net of the related expenses incurred. The arrangement is not a revenue share and the amount that either party earns pursuant to the arrangement is not fixed. It is based on the remaining amount after the Company deducts the appropriate operating, sales and marketing, general and administrative expenses and certain other amounts. The terms of the arrangement have the potential to make the amounts variable and not necessarily in line with changes in revenue. For example, if general and administrative expenses were to increase, this would decrease the amount owed under the arrangement, but would not be a result of changes in revenue.

          Based upon the above, the Company has concluded recording auction sales, and related expenses, on a gross basis is the most appropriate accounting. The following factors in particular were weighed most heavily in the Company's determination:

    •
    The Company is the primary obligor in this arrangement as it has all interaction with the buyer, is responsible for the property until the buyer takes possession and resolves any subsequent disputes with the buyer. Buyers have no recourse against the supplier and view the Company as the counterparty or primary obligor in the transaction.

    •
    Although retrospectively it appears that the inventory is purchased at a significant discount, the Company utilizes an auction process for the sale of the goods, and thus the ultimate value is entirely uncertain. The inventory being purchased is also not in new condition, and therefore its usability and thus resulting value is highly volatile across similar product categories. Ultimately the Company bears the risk that the inventory will not be sold and, therefore, has general inventory risk. Regardless of whether the Company believes the inventory can be sold or ultimately sells the inventory, the Company is contractually required to purchase the inventory from the supplier at pre-determined prices. The inventory cannot be returned to the supplier and as a result, there are situations each month in which the Company has been unable to sell certain goods for amounts above their cost and has taken a loss on these goods. Additionally, as noted above, amounts paid for the inventory are excluded from the profit-sharing arrangement and therefore the Company has full exposure for amounts paid.

Note 4., Acquisition, page F-14

        51.   To the extent the acquisition of Aldnet Media Group constituted a business combination under paragraph 9 of SFAS 141 and EITF 98-3, advise us why significant portion of the purchase consideration went to goodwill. We note you acquired a search portal and no amounts were allocated to potential technology acquired. Please advise.

        The Company hereby supplementally advises the staff that the acquisition of Aldnet Media Group, LLC was accounted for as a business combination pursuant to SFAS 141 and EITF 98-3 and the purchase price was allocated among the acquired assets in accordance therewith.

        Background.    On May 24, 2005, the Company purchased certain assets of Aldnet Media Group, LLC. The primary asset consisted of the online wholesale advertising business that operated under the name Wholesale411.com ("W411"). The Company intended to maintain this advertising business using the existing name due to its market recognition, but anticipated replacing the supporting technology and infrastructure with the Company's existing technology platform. This transition was completed in October 2005. As a result, the Company continues to maintain an online advertising business using W411 but does not maintain or use any of the technology that formerly supported it. The Company considered the guidance of SFAS 141 and EITF 98-3 and determined that the acquisition had the requisite characteristics of a business combination. The Company acquired the inputs, processes and outputs necessary to sustain operations.

        Purchase price.    The Company paid $2.9 million at closing to acquire the W411 business. In addition, the transaction provided for a potential earnout payment to the seller of up to an additional

$200,000. As of September 30, 2005, the seller had earned $100,000 of such earnout. The remaining $100,000 may still be earned.

        Purchase price allocation.    In allocating the purchase price, the Company considered the following:

    •
    The two principal founders of W411 entered into non-compete agreements with the Company with a term of 5 years from the date of closing. The Company assigned a value of $100,000 to each of the two agreements in accordance with the provisions of the acquisition agreement. This $200,000 is being amortized over the 5 year term of the agreements.

    •
    The Company did not acquire any real or personal property or indefinite-lived intangible assets as a result of the acquisition, nor did the Company assume any liabilities.

    •
    No value was assigned to customer lists due to the transient nature of customers, or visitors, in the online advertising business. For example, customers have no continuing contractual obligations.

    •
    W411 did not have any lease arrangements or license agreements that the Company continued after integrating the business into its existing operations.

    •
    The Company replaced the W411 technology with the Company's existing technology platform and no longer uses any significant amount of the technology acquired in the acquisition.

        As a result of the factors discussed above, the Company determined that after allocating $200,000 of the purchase price to the non-compete agreements, it was appropriate to allocate the remaining purchase price to goodwill. Such goodwill amount is analyzed at least annually to determine if its value has been impaired.

Note 9—Debt

Note Payable, page F-16

        52.   Please advise us what accounting literature you relied upon in accounting for your warrants and the related redemption liability and where these amounts are disclosed in your financial statements. Further, we also note that you are discounting the liability and amortizing these amounts as additional interest expense over the life of the debenture. Similarly provide accounting literature that supports this treatment.

        The Company hereby supplementally advises the staff that it issued warrants to purchase 517,094 shares of its common stock to a lender on May 16, 2003. These warrants included an option that would enable the holder to require the Company to redeem the warrants for cash at any time after May 16, 2008, the maturity date of the subordinated debenture. The redemption option expires upon the initial public offering of the Company's common stock.

        The Company initially accounted for these warrants under the guidance related to put warrants provided by EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock (EITF 00-19). Paragraph 45 of EITF 00-19, states that "Because the contract gives the counterparty the choice of cash settlement or settlement in shares, public companies should report the proceeds from the issuance of put warrants as liabilities." Accordingly, the Company has recorded the fair value of the put warrants in other long-term liabilities.

        Paragraph 45 of EITF 00-19 further states that a company should "subsequently measure the put warrants at fair value with changes in fair value reported in earnings." As the warrants are not currently redeemable, the Company has determined the fair value of the put warrants to be the value of the maximum redemption amount as calculated using the redemption formula called for by the warrant agreement (Gross Redemption Value) discounted for the time-value of money. Changes in fair value are being reported as interest expense and amounted to approximately $150,000 and $115,000 for the years ended September 30, 2005 and 2004, respectively.

        The Company has further considered the guidance provided by FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). The Company has concluded that cash-settled put warrants issued by public entities, which were classified as liabilities in Issue 00-19, continue to be classified as liabilities under Statement 150 and continue to be measured at fair value with changes in fair value being reported in earnings.

        The Company believes that the present value of the Gross Redemption Value represents fair value for the put warrants. Additionally, the Company believes that EITF Topic D-98, Classification and Measurement of Redeemable Securities (EITF D-98), provides guidance by analogy for amortizing changes in the redemption value over the period from the date of issuance to the earliest redemption date for instruments that are not redeemable at issuance. The Company is amortizing the present value discount to the date at which the warrants become redeemable. The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page F-17 of Amendment No. 1.

Leases, page F-17

        53.   Clarify if rent related to leases which have escalation clauses is recognized on a straight-line basis.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page F-18 of Amendment No. 1.

Directors Agreements, page F-18

        54.   Tell us the amount of the liability associated with the put option and where the liability is disclosed in your financial statements. Advise us where you disclosed your accounting treatment for the put option or revise accordingly to include.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page F-19 of Amendment No. 1.

Note 13—Stockholders' Equity

        55.   Based on the Statements of Changes in Stockholders' Equity, we note that you repurchased shares of your common stock. Please advise us of the terms surrounding the repurchase and consider expanding your disclosures as appropriate.

        The Company hereby supplementally advises the staff that, during the year ended September 30, 2005, the Company repurchased 240,906 shares of its common stock from former employees pursuant to provisions of the 2000 Stock Option and Incentive Plan, which was amended and restated as 2005 Stock Option and Incentive Plan (the "Plan"), and the Option Agreements (the "Option Agreements") entered into between the Company and such former employees as option grantees. These provisions of the Plan and the Option Agreements provide that the Company has the right, for a period of up to twelve months following termination of employment, to repurchase any or all of the shares acquired by the option grantee at a price equal to the fair market value of such shares on the date of termination. If the option is exercised following termination, the Company has the right, for a period of up to twelve months following such exercise, to repurchase any or all shares acquired by the grantee at a price equal to fair market value of such shares on the date of exercise.

        The Company also supplementally advises the staff that the Plan will terminate upon the closing of this offering and the Company will not retain this repurchase right after such time. Therefore, the Company believes that a disclosure of the terms surrounding the repurchase would not be helpful to the investors. The Company has, however, revised the disclosure to note that the shares were repurchased pursuant to the Plan and the Option Agreements to respond to the staff's comment. Please see the revised disclosure on page F-22 of Amendment No. 1.

Part II

Item 15. Recent Sales of Unregistered Securities, Page II-2

        56.   Please revise your disclosure to more specifically identify the exemption relied upon in each transaction and the persons or class of persons that purchased the shares in each of the transaction. The terms "individual" and "certain holders" are not sufficient with respect to certain exemptions.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on pages II-1 and II-2 of Amendment No. 1.

Item 16. Exhibits and Financial Statement Schedules, page 5

        57.   Please file the legal opinion with your next amendment, or provide a draft opinion for us to review.

        Concurrent with the delivery of this letter, the Company is supplementally providing the staff with a copy of our draft opinion for the staff's review. Please refer to Exhibit C attached hereto.

        If you have any questions or would like further information concerning the Company's responses to the Comment Letter or Amendment No. 1, please call the undersigned at (202) 637-5945 or Eun Ah Choi at (202) 637-3622. Thank you for your assistance.

                          Sincerely,

                          /s/ Joseph E. Gilligan

                          Joseph E. Gilligan

cc:
William P. Angrick, III
James M. Rallo
James E. Williams

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